

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Via U.S. Mail and Facsimile (604) 681-8039

Mr. Stewart Wallis
Chief Executive Officer and President
Crosshair Exploration & Mining Corp.
Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
Canada

> **Re: Crosshair Exploration & Mining Corp.**
> **Annual Report on Form 20-F for the Fiscal Year Ended April 30, 2010**
> **Filed July 30, 2010**
> **Report on Form 6-K**
> **Filed January 25, 2011**
> **File No. 1-33439**

Dear Mr. Wallis:

We have reviewed your filings and letter dated February 22, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F for Fiscal Year ended April 30, 2010

Operating and Financial Review and Prospects, page 38

1. We note your response to prior comment 1 from our letter dated February 4, 2011. However, we also note that your impairment / write-off of mineral properties was $14,000,000 for fiscal year 2009, compared to $229,796 for 2010. You state on page 16 that in 2010, you dropped a total of 684 and 1,638 claims from the CMB project and joint venture, respectively. In your prior Form 20-F, you disclose that in 2009, you dropped a total of 80 and 672 claims, respectively. Clarify the extent of the dropped CMB claims that were not part of the $14,000,000 impairment charge and why the dropped claims in 2010 did not result in an additional impairment charge for 2010.

Overview, page 38

2. Expand your proposed disclosure to explain or describe the "certain conditions and events" that you reference.

Item 5. Operating and Financial Review and Prospects, page 38

5A. Operating Results, page 39

3. We re-issue prior comment 3 from our letter dated February 4, 2011. Please revise your disclosure to quantify how each factor contributed to the material change.

Engineering Comment

Form 6-K, filed January 25, 2011

4. We have reviewed your proposed disclosure and only have concerns regarding the materials disclosed that are less than your economic cutoff grade of 0.15% V_2O_5. Mineral resources must have reasonable prospects for economic extraction and may be delimited using an economically based cutoff grade to segregate resources from just mineralization. Based on the information you have provided, your economic cutoff enables you to distinguish materials that can at least cover your operating costs from those materials that will not. The resource cutoffs and the associated tonnages & grades that are less than 0.15% V_2O_5 do not appear to do this. Please remove all resource estimates, which are less than your economic cutoff from your proposed disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, mining engineer, at (202) 551-3718 if you have questions regarding the engineering comment. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director